UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

THE GYMBOREE CORPORATION

(Name of Subject Company)

THE GYMBOREE CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

403777105

(CUSIP Number of Class of Securities)

Kimberly Holtz MacMillan

Vice President and General Counsel

The Gymboree Corporation

500 Howard Street

San Francisco, California 94105

(415) 278-7000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian J. McCarthy, Esq.
Leif B. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by The Gymboree Corporation, a Delaware corporation (the “Company”), on October 25, 2010, and amended on November 12, 2010 and November 19, 2010. The Schedule 14D-9 relates to the offer by Giraffe Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Giraffe Holding, Inc., a Delaware corporation (“Parent“), which is controlled by Bain Capital Fund X, L.P., a Cayman Islands exempted limited partnership (the “Bain Fund“), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock“) at a purchase price of $65.40 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2010, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Parent, Purchaser and the Bain Fund with the SEC on October 25, 2010.

Except as otherwise set forth below, the information set forth in the original Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM 9.	EXHIBITS

Item 9, “Exhibits,” is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(11)	Press Release issued by The Gymboree Corporation on November 22, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 22, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 14D-9 is true, complete and correct.

THE GYMBOREE CORPORATION

By:	/s/ Matthew K. McCauley
Name:	Matthew K. McCauley
Title:	Chairman and Chief Executive Officer

Dated: November 22, 2010